Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of KNOT Offshore Partner LP for the registration of common units representing limited partnership interests, other classes of units representing limited partnership interests and debt securities and to the incorporation by reference therein of our reports (i) dated April 14, 2014, with respect to the consolidated and combined carve-out financial statements of KNOT Offshore Partners LP, included in its Annual Report on (Form 20-F) for the year ended December 31, 2013 and (ii) dated May 15, 2014 with respect to the financial statement of Knutsen Shuttle Tankers 13 AS for the year ended December 31, 2012 in the Report of Foreign Private Issuer (Form 6-K) of KNOT Offshore Partners LP dated May 15, 2014, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young AS

Bergen, Norway

May 15, 2014